September 23, 2024

Randolph Wilson Jones III
President
TEN Holdings, Inc.
1170 Wheeler Way
Langhorne, PA 19047

       Re: TEN Holdings, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 6, 2024
           CIK No. 0002030954
Dear Randolph Wilson Jones III:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
August 21, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted September 6, 2024
Risk Factors
Risks Relating to Our Capital Stock and Trading, page 23

1. Please add or revise a risk factor in this section to address the dilution that may occur upon consummation of the offering due to the outstanding warrant issued to Spirit
       Advisors, LLC and, to the extent applicable, the convertible promissory note issued to
       Naoaki Mashita. In this regard, we note your disclosure that the warrant is exercisable for
       4.9% of fully diluted share capital "as of the date [of] its original issuance date, February
       12, 2024."
 September 23, 2024
Page 2
Business
Our Customers, page 46

2. Please disclose the term of the master services agreement with your largest customer described in this section or explain why such information is not material. Additionally, we note that the exhibit index heading of Exhibit 10.9 refers to the counterparty as "Largest
       Customer for the Fiscal Year Ended December 31, 2023." To the extent you intend to redact information in such exhibit, including the name of your customer, pursuant to Item
       601(b)(10)(iv) of Regulation S-K, please mark the exhibit index to indicate that portions of the exhibit have been omitted.
Growth Strategies
Enhancing Technology and Innovation, page 48

3. We note your response to prior comment 8. Please provide additional detail regarding the anticipated timing of the planned improvements to the Xyvid Pro Platform, such as the implementation of "additional features driven by artificial intelligence in the future."
       Make conforming revisions to the artificial intelligence-related risk factor at page 13.
Responses to COVID-19, page 51

4. We note your response to prior comment 5 and reissue in part. Please provide additional detail on the impact of the COVID-19 pandemic on your historical results of operations and performance metrics. For example, explain how you determined that "approximately
       [43]% of [y]our revenue in the fiscal year of 2021" and "roughly [43]% of...the
       events...supported" by you to date "could be partly attributable to the impact of COVID-
       19." In this regard, it is unclear what you mean by "could be partly attributable..." Please also explain how your added disclosure regarding 2021 revenues supports and contextualizes your statement that you experienced "substantial growth in...revenue in the fiscal year of 2021," or revise to expand your disclosure accordingly. Related Party Transactions, page 60

5. Please file as an exhibit to the registration statement the Agreement for Loan Conditions with Naoaki Mashita that has been assumed by the registrant or explain why you are not required to do so. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. Please also explain or revise your references in this section to the balance of the loan from Wizlearn
       Technologies "as of December 31, 2024" and the loan agreement with Mr. Mashita being
       "assigned to and assumed by the Company on September 5, 2025." September 23, 2024
Page 3

       Please contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Ying Li